

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2011

Via E-mail
Michael R. Descheneaux
Chief Financial Officer
SVB Financial Group
3003 Tasman Drive
Santa Clara, California 95054-1191

> **Re: SVB Financial Group**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for the Period Ended September 30, 2011**
> **Filed November 04, 2011**
> **File No. 000-15637**

Dear Mr. Descheneaux:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Supervision and Regulation

Proprietary Trading and Certain Relationships with Hedge Funds and Private Equity Funds, page 13

1. We note your disclosure on page 14 that the Volcker Rule may materially affect future operations of SVB Capital. Based on disclosures throughout your filing, it appears that noninterest income includes revenue from foreign exchange trading and brokerage and other trading services. It is not clear however, how much of this revenue was generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to separately disclose your revenues earned from proprietary trading activities. In addition, please clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Investment securities, page 109

2. We note that you account for certain non-marketable securities using fair value. Please tell us the following so that we may better understand your accounting:

   - Regarding your accounting for non-marketable fund investments carried at fair value, please tell us the specific GAAP guidance you are referring to when you use the description "Investment Company Fair Value." Specifically, describe in detail the methodology you used to estimate the fair value of these investments, how you determined the initial recognition and subsequent valuation of these investments, any significant assumptions and judgments used in your methodology, and how you determined that changes in fair value should be reflected in income;

   - Regarding your accounting for non-marketable direct private company investments carried at fair value, please tell us the specific GAAP guidance you relied upon to determine fair value. Specifically, describe in detail the methodology you used to estimate the fair value of these investments, how you determined the initial recognition and subsequent valuation of these investments, any significant assumptions and judgments used in your methodology, and how you determined that changes in fair value should be reflected in income;

   - We not that you value certain fund investments using net asset value per share as a practical expedient. Tell us how you determined the net asset value per share was calculated in a manner consistent with ASC Topic 946; and,

- For the securities you fair value using third party prices, tell us the procedures you performed to validate the valuations you obtained from third parties to ensure the fair value determination is consistent with ASC 820 Fair Value Measurements and Disclosures.

Please be as detailed as possible in your response by citing the specific GAAP guidance you relied on and how your policy complies with that guidance.

Allowance for Loan Losses, page 113

3. Please tell us and expand future filings to disclosure how you consider all historical loss experience when collectively evaluating loans for impairment and discuss the historical periods specifically considered in your analysis. In your disclosure, include additional granularity regarding any adjustments made to historical losses and, if applicable, discuss the specific facts and circumstances that is the basis for such adjustments.

Fair Value Measurements, page 117

4. We note all of your available-for-sale investments measured at fair value - not including non-marketable securities - are classified as Level II assets. Please tell us and revise future filings to disclose how the following:

- Whether you use a pricing service and if so, the procedures you performed to validate the valuations you obtained to ensure the fair value determination is consistent with ASC 820 Fair Value Measurements and Disclosures, and to ensure that you properly classified these assets in the fair value hierarchy; and

- If you do not use a pricing service, revise to disclose at a more granular level the assumptions and methodologies that you use.

Note 24. Legal Matters, page 176

5. We note your disclosure related to various legal proceedings. It light of the fact that you disclose that it is possible that one or more of the legal or regulatory matters currently pending or threatened could have a material adverse effect on your liquidity, consolidated financial position, and/or results of operations, please tell us and revise future filings to tell us how you have considered the disclosure requirements in ASC 450-20-50-3 and 4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or David Irving, Reviewing Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ David Irving

David Irving
Reviewing Accountant